SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    Form 11-K
                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



      (Mark One):
      ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
 X    EXCHANGE ACT  OF 1934.
---   For the fiscal year ended  December 31, 2000
                                -------------------------------
                                       OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
---   For the transition period from                to
                                    --------------    -----------------

      Commission file number       1-6047
                            --------------------




                    GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
               EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                (FORMERLY JERSEY CENTRAL POWER & LIGHT COMPANY
             EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES)
                        Madison Avenue at Punch Bowl Road
                        Morristown, New Jersey 07960-1911
                        ---------------------------------

             (Full Title of the Plan and the Address of the Plan)




                                    GPU, Inc.
                               300 Madison Avenue
                        Morristown, New Jersey 07962-1957
                        ---------------------------------

             (Name of Issuer of the securities held pursuant to the
               Plan and address of its principal executive office)

                    GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                            EMPLOYEES REPRESENTED BY
                           IBEW SYSTEM COUNCIL U-3

                   REPORT ON AUDITS OF FINANCIAL STATEMENTS
                               for the years ended
                           December 31, 2000 and 1999

                    GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
               EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3

                                      INDEX
                                     -------



                                                                       Pages

Independent Auditors' Report                                             1

Financial Statements:
  Statements of Net Assets Available for Plan
      Benefits as of December 31, 2000 and 1999                           2

   Statements of Changes in Net Assets Available
        for Plan Benefits for the years ended
        December 31, 2000 and 1999                                        3

   Notes to Financial Statements                                        4-12

                          INDEPENDENT AUDITORS' REPORT




To the Administrative Committee of the
GPU Companies Employee Savings Plan
For Employees Represented by IBEW System Council U-3:




We have audited the accompanying statements of net assets available for plan benefits of GPU Companies Employee Savings Plan for Employees Represented by IBEW System Council U-3 (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.





                              MILLIGAN & COMPANY, LLC


Philadelphia, Pennsylvania
April 27, 2001

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                           December 31, 2000 and 1999
                                     -------



                                                     2000            1999
                                                     ----            ----

Investment in GPU Companies
     Master Savings Plan Trust
     at fair value                              $141,638,906    $153,058,641

Participant loans receivable                       2,840,925       2,823,481
                                                 -----------     -----------

Net assets available for
     plan benefits                              $144,479,831    $155,882,122
                                                 ===========     ===========










                     The accompanying notes are an integral
                        part of the financial statements.

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 2000 and 1999
                                     -------



                                                     2000            1999
                                                     ----            ----

Net Asset Balances, beginning of year           $155,882,122     $129,077,169
                                                 -----------      -----------

Additions to net assets attributed to:
  Contributions:
     Participants'                                 8,403,552        8,418,508
     Employer's                                    2,381,311        2,355,629
     Rollovers                                        56,880           13,703
  Interest on loans                                  225,994          278,293

  Investment income                                9,998,559        5,644,936

  Net appreciation/(depreciation) in
     fair value of investments                   (15,395,422)      16,252,140
                                                 -----------      -----------


            Total additions                        5,670,874       32,963,209
                                                 -----------      -----------


Deductions from net assets attributed to:
  Transfers to affiliated
     savings plans                                 1,449,729           39,704
  Distributions and
      withdrawals                                 15,623,436        6,118,552
                                                 -----------      -----------


            Total deductions                      17,073,165        6,158,256
                                                 -----------      -----------

Net(decrease)increase                            (11,402,291)      26,804,953
                                                 -----------      -----------

Net Asset Balances, end of year                 $144,479,831     $155,882,122
                                                 ===========      ===========









                     The accompanying notes are an integral
                        part of the financial statements.

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3

                          NOTES TO FINANCIAL STATEMENTS
                                    --------

1.    General Description of the Plan:
      --------------------------------

      The following description of the GPU Companies Employee Savings Plan for Employees Represented by IBEW System Council U-3 (Plan) provides only general information on the provisions of the Plan in effect on December 31, 2000. Participants should refer to the Benefits Handbook, Plan document, and prospectus for a more complete description of the Plan's provisions.

            General:
            --------

      The Plan is a defined contribution plan. In general, all GPU employees represented by IBEW System Council U-3 (Company) are eligible to participate in the Plan if he/she is employed on a full-time basis or if the employee has completed at least 1,000 hours of service in a consecutive twelve-month period.

      The Plan is intended to qualify as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant is eligible to transfer his/her account to an affiliated savings plan upon a change in his/her employment status.

      The Plan contains additional employer contribution and employee savings features. Participants may "rollover" distributions received from other qualified plans to the Savings Plan.

            Contributions:
            --------------

      The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect (1) to have his/her base compensation reduced by an amount equal to any whole percentage (before-tax 401(k) contributions) which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).

            Matching Program:
            -----------------

      The Company provides a matching contribution to the Plan on behalf of each participant, except certain temporary employees as defined in the Plan document. Effective October 31, 2000 the Company matched 75%, up from 70% prior to October 31, 2000, of a participant's aggregate contributions up to 4% of the participant's base compensation.




                                    Continued

                                    -------


1.    General Description of the Plan, continued:
      -------------------------------

            Administration of Plan Assets:
            ------------------------------

      The Plan's assets, which consist principally of stocks and bonds are held by the Trustee of the Plan. Employer and participant contributions are held and managed by the Trustee, which invests cash received, reinvests interest and dividend income, and makes distributions to participants.

            Administrative Expenses:
            ------------------------

      The Company generally absorbs all administrative costs of the Plan, except for Investment and Trustee Fees, which are paid out of plan assets held in the trust. Investment gains in the GPU System Companies Master Trust are shown net of these Investment and Trustee Fees.

            Investment Funds:
            -----------------

      The Plan provides investment options that are participant directed, which allows participants to choose among various investment alternatives. Participants may change their investment option at any time, subject to certain limitations.

      Participants may elect to have their Plan accounts invested in one or more of the following investment options:

      -  Fidelity  Puritan  Fund:  The fund  seeks to obtain a  balance  between
         -----------------------
         capital appreciation, preservation of capital and generation of income.

      -  Fidelity Retirement Growth Fund*: The fund seeks to provide the
         --------------------------------
         opportunity for significant capital appreciation.

      -  Fidelity  OTC  Portfolio  Fund:  The  fund  seeks   long-term   capital
         ------------------------------
         appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

      -  Fidelity Overseas Fund: The fund seeks long-term capital
         ----------------------
         appreciation, primarily through investments in foreign securities.

      -  Interest Income Fund: The return  objective of the fund is to provide a
         --------------------
         higher rate of return over time than the rate of return offered by money market funds. The fund invests in a diversified portfolio of investment contracts issued by only high-quality financial institutions as well as security backed investment contracts supported by high quality fixed income securities.


      * Name changed to Fidelity Independence Fund January 27, 2001








                                    Continued

                                    -------


1.    General Description of the Plan, continued:

            Investment Funds, continued:
            -----------------

      -  Diversified Bond Fund: The fund seeks to match or exceed the returns of
         ---------------------
         the Lehman Brothers Aggregate Index. The fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in only high quality bonds, those rated at least BBB by Standard & Poor's or Baa3 by Moody's Investors Service.

      -  Conservative  Growth  Portfolio:   The  investment   objective  of  the
         -------------------------------
         Portfolio is to provide income from fixed income securities and some growth of principal from stock funds. The Conservative Growth Portfolio has an asset allocation target of 35% equities and 65% fixed income securities.

      -  Moderate Growth Portfolio: The investment objective of the Portfolio is
         -------------------------
         to provide growth from stock funds and income from fixed income securities. The Moderate Growth Portfolio has an asset allocation target of 60% equities and 40% fixed income securities.

      -  Aggressive Growth Portfolio:  The investment objective of the Portfolio
         ---------------------------
         is to provide growth primarily from stock funds with a small income component. The Aggressive Growth Portfolio has an asset allocation target of 80% equities and 20% fixed income securities.

      -  S&P 500 Index  Fund:  The Fund  seeks to match the  performance  of the
         -------------------
         Standard & Poor's 500 Index. The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

      -  International  Equity Fund: This is an actively managed fund that seeks
         --------------------------
         to outperform the performance of the Morgan Stanley Capital International Europe, Australia, and Far East (MSCI EAFE) Index (unhedged) by investing in common stocks of companies headquartered outside the United States.

      -  Small Cap Equity Fund:  This is an actively  managed fund that seeks to
         ---------------------
         consistently exceed the total return performance of the Russell 2500 Stock Index while maintaining a similar level of risk. The fund primarily invests in a portfolio of common stock of small-to-medium-sized domestic companies, which offer above-average growth potential.

      -  GPU Stock Fund: The Fund's goal is to provide  long-term growth through
         --------------
         capital appreciation and dividend income. The Fund invests almost exclusively in GPU, Inc. common stock. A small portion of assets is invested in money market securities to meet the fund's liquidity needs. Dividends paid on the GPU stock held in this fund are used to purchase additional common shares.






                                    Continued

                                    -------


1.    General Description of the Plan, continued:
      -------------------------------

            Investment Funds, continued:
            ----------------

      -  Mutual Fund Window:  The Mutual Fund Window (MFW) offers  approximately
         3500 mutual funds from more than 200 mutual fund families and approximately 600 no-transaction fee funds currently offered through State Street Brokerage Services, Inc.

            Employee Participation in the Plan:
            ----------------------------------

      The number of participating employees with account balances invested in each investment option at December 31, 2000 and 1999 was as follows:

                                                NUMBER OF PARTICIPANTS
                                                ----------------------

                  FUND #/FUND NAME               2000             1999
                  ----------------               ----             ----

                  10 Int. Income                  703              804
                  20 Diversified Bond             232              272
                  30 Conserv. Growth               50               55
                  35 S&P 500 Index              1,069            1,231
                  40 Mod. Growth                  741              875
                  45 Fidelity Puritan             219              274
                  50 Aggress. Growth              210              194
                  55 Fidelity Ret. Growth*        573              407
                  60 Sm. Cap. Equity              240              276
                  65 Fidelity OTC                 432              242
                  70 Internat'l Equity            155              177
                  75 Fidelity Overseas            153              103
                  80 GPU Stock                    285              355
                  85 Mutual Fund Window            54               39

      The total number of participants in the Plan at December 31, 2000 and 1999 was 1,905 and 2,050, respectively. This is less than the sum of the number of participants shown in the schedule above because many participants are investing in more than one option.

            Participant Accounts:
            ---------------------

      Each participant's account is credited with the participant's own contributions and with the Company's matching contributions. Each account maintained for a participant reflects the number of unitized shares and their value for each mutual fund and for the GPU Stock Fund. Any portion of a participant's account balance invested in the Mutual Fund Window reflects the number of shares and their value for each mutual fund. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is recorded to that account.

      * Name changed to Fidelity Independence Fund January 27, 2001







                                    Continued

                                     -------


1.    General Description of the Plan, continued:
      -------------------------------

            Vesting:
            --------

      Participants are 100% vested at all times in their Plan accounts.

            Distributions and Withdrawals:
            ------------------------------

      A participant's Plan account balances become distributable upon termination of the participant's employment for any reason. Distributions of account balances in excess of $5,000 may be deferred, at the participant's election, up to age 70 1/2. If distribution of a participant's account balance has not otherwise started, it must begin by April 1st following the year in which the participant attained age 70 1/2. Distributions generally are a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for distributions and withdrawals can be found in the Plan document.

            Loans to Participants:
            ----------------------

      The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through monthly payroll deductions. The rate is determined periodically by the Administrative Committee based on current commercial rates. The interest rates for loans in excess of four years and ten months for the period January 1 through June 30, 2000 was 7.82% and for the period July 1 through December 31, 2000 was 8.22%. The interest rates for loans four years and ten months or less were 8.75% for the period January 1 through June 30, 2000 and 9.20% for the period July 1 through December 31, 2000.

            Plan Termination:
            -----------------

      The Company reserves the right at any time to modify, suspend, amend or terminate the Plan. However, the Company cannot do so in such a manner that would cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.

2.    Summary of Significant Accounting Policies:
      -------------------------------------------

            Basis of Accounting:
            --------------------

      The financial statements of the plan are prepared under the accrual method of accounting.







                                    Continued

                                     -------


2.    Summary of Significant Accounting Policies, continued:
      ------------------------------------------

            New Accounting Pronouncements:
            ------------------------------

      Effective for fiscal year 1999, the Plan adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan
      Investments and Other Disclosure Matters." The SOP eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. Accordingly, the Plan no longer discloses investment activities by investment option. There was no effect on the assets available for plan benefits resulting from this accounting change.

            Valuation of Investments:
            -------------------------

      The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trusts and the Plan's relative interest in the Trusts. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments is allocated to each participating plan based upon its accumulated monthly balance for each investment option (see
      Note 3).

      Investment income from the GPU Companies Master Savings Plan Trust for the years ended December 31, 2000 and 1999, consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the GPU Companies Master Savings Plan Trust.

      The fair market value of assets held by the Trust are determined as follows: Stocks and bonds are valued at their closing market prices on the last business day of the year. Short-term group trust funds (investment custodian bank) and insurance contracts are valued at cost plus accrued interest, which approximates market.

            Use of Estimates:
            -----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

            Reclassification of 1999 Balances:
            ----------------------------------

      Certain 1999 balances have been reclassified to conform with current year presentation.






                                    Continued

                                     -------


3.    Investments:
      ------------

      The investments reflected in the December 31, 2000 and 1999 Statements of Net Assets Available for Plan Benefits represent the Plan's 17.22% and 15.08% share, respectively, of total investments held in the GPU Companies Master Savings Plan Trust at December 31, 2000 and 1999.

      At December 31, 2000 and 1999, the total fair value of investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:

                                                 2000                  1999
                                                 ----                  ----
      Aggressive Growth Portfolio         $  22,079,147        $   27,008,016
      Fidelity Retirement Growth Fund**     112,053,343*           93,080,073*
      Small Cap. Equity Fund                 24,104,318            29,100,202
      Fidelity OTC Portfolio Fund            49,366,914*           49,287,148
      International Equity Fund               8,693,456            12,702,812
      Fidelity Overseas Fund                  9,775,960             7,901,139
      GPU Stock Fund                         19,223,632            21,045,689
      Mutual Fund Window                     25,793,558            11,080,438
      Interest Income Fund                  158,303,350*          197,880,151*
      Diversified Bond Fund                  20,306,629            23,034,267
      Conservative Growth Portfolio           6,108,602             9,642,224
      S&P 500 Index Fund                    195,528,067*          298,354,475*
      Moderate Growth Portfolio             133,738,773*          183,476,471*
      Fidelity Puritan Fund                  37,530,036            51,465,946*
                                           ------------         -------------

      Total investments at fair value     $ 822,605,785        $1,015,059,051
                                           ============         =============

      Total investments at cost           $ 769,489,747        $  834,438,996
                                           ============         =============


      * These investments represent 5% or more of the net assets available for benefits.

      ** Name changed to Fidelity Independence Fund January 27, 2001




                                    Continued

                                    -------


3.  Investments, continued:
    -----------

    Based on participant investment options at December 31, 2000 and 1999 the Plan's investments were allocated as follows:

                                            2000                1999
                                         % BY FUND           % BY FUND
                                         ---------           ---------

    Int. Income                            17.65%              18.01%
    Diversified Bond                        2.19%               2.03%
    Conserv. Grwth.                         0.43%               1.00%
    S&P 500 Index                          24.02%              29.56%
    Mod. Grwth.                            13.62%              14.63%
    Fidelity Puritan                        4.66%               6.01%
    Aggress. Grwth.                         2.77%               2.55%
    Fidelity Ret. Grwth.*                  19.51%              13.93%
    Sm. Cap. Equity                         1.99%               2.00%
    Internat'l Equity                       0.76%               0.93%
    Fidelity Overseas                       1.25%               0.82%
    GPU Stock                               2.38%               2.37%
    Mutual Fund Window                      1.96%               1.00%


    The net investment gains in the GPU Master Savings Plan Trust for the year ended December 31, 2000 and 1999 were as follows:


                                            2000                 1999
                                            ----                 ----

    Dividends                           $ 39,642,728         $ 19,034,178
    Interest income                       10,904,328           12,239,260
    Net appreciation (depreciation)
      in fair value of investments       (75,985,990)         106,186,141
                                         -----------          -----------

         Net investment gains (losses)  $(25,438,934)        $137,459,579
                                         ===========          ===========

    * Name changed to Fidelity Independence Fund January 27, 2001






                                    Continued

                                    -------


4.    Party-In-Interest Transactions:
      ------------------------------


      Certain Plan investments are shares of mutual funds managed by State Street Bank. State Street Bank is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

5.    Tax Status:
      -----------

      The Plan obtained its latest determination letter on February 4, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    Plan Amendments:
      ----------------

      The Plan was amended and restated in order to incorporate an increased matching contribution, effective January 1, 2000 and November 1, 2000. The Company agreed to increase the match from 65% to 70% of an employee's contributions up to 4% of base compensation for the period of January 1, 2000 through October 31, 2000 and increased the match again to 75% of an employee's contributions up to 4% of base compensation, thereafter.

                                   SIGNATURES



   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                                    GPU, Inc.


                                    GPU Companies Employee Savings Plan
                                    for Employees Represented by
                                    IBEW System Council U-3





Date:  June 27, 2001                By:  /s/ C. B. Snyder
                                        -----------------
                                         C. B. Snyder
                                         Chairperson
                                         Administrative Committee